FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person Lindner III Carl H.	2. Issuer Name and Ticker or Trading Symbol AMERICAN FINANCIAL GROUP, INC. (AFG)							6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) One East Fourth Street	3. IRS Identification, Number of Reporting Person, if an entity (Voluntary)				4. Statement for Month/Day/Year February 20, 2003			X Director	10% Owner
								X Officer (give title below)	Other (specify below)
(Street) Cincinnati, Ohio 45202					5. If Amendment, Date of Original (Month/Day/Year)			Co- President

7. Individual or Joint/Group Filing (Check Applicable Line)
 X Form filed by One Reporting Person
    Form filed by More than One Reporting PersonForm filed by One Reporting Person
    Form filed by More than One Reporting Person

(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	2A. Deemed Execution Date, if any	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	Following Reported Transactions (Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	Ficial Owner- ship (Instr. 4)
Common Stock								277,039	D
Common Stock								2,337,965(a)	I	#1
Common Stock								19,826	I	#2
Common Stock								-0-	I	#3
Common Stock								1,470.98	I	#4
Common Stock								509,873	I	#5
Common Stock								81,219	I	#6
Common Stock								-0-(a)	I	#7
Common Stock								18,660(a)	I	#8
Common Stock								18,660(a)	I	#9
Common Stock								18,660(a)	I	#10
Common Stock								1,596,122(a)	I	#11
Common Stock								1,000,000	I	#12
Common Stock								18,660(a)	I	#13

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                              Over
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)                                                              SEC 1474 (9-02)

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FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or| Exercise Price of Deriv- ative	3. Trans- action Date	3A Deemed Execution Date, if any	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)			6. Date Exercisable and Expiration Date (Month//Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative ecuri- ty	9. Number of Deriv- ative Secur- ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
	Security	(Month/ Day/ Year)	(Month/ Day/ Year)					Date	Expiration		Amount or	(Instr. 5)	icially Owned at End of	Ity Direct (D) or Indi-	Ship (Instr. 4)
				Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares		Month (Instr. 4)	rect (I) (Instr. 4)
Employee Stock Option	$18.45	2/20/03		A		55,000		(a)	2/23/13	Common Stock	55,000		55,000	D

Explanation of Responses:
 (a)   These Employee Stock Options ("Options") become exercisable as to 20% of the shares initially granted on the first anniversary of the date of grant, with an additional 20% becoming exercisable on each subsequent anniversary. The Options were granted under the Issuer's Stock Option Plan pursuant to Rule 16b-3.

Indirect #1   By Carl H. Lindner III For the Second Amended & Restated Carl H. Lindner III Family Trust dated 3-11-94.
Indirect #2   By Martha S. Lindner (Spouse), Trustee For the Second Amended & Restated Martha S. Lindner Family Trust dated 3-11-94.
Indirect #3   By Martha S. Lindner (Spouse).
Indirect #4   Allocated to the Reporting Person's account in the Issuer's Retirement and Savings Plan ("401(k) Plan"), based on a 401(k) Plan statement dated as of 12/31/01.
Indirect #5   By Keith E. Lindner, Trustee under an Irrevocable Trust Indenture with Carl H. Lindner III dated 11-1-82.
Indirect #6   By Keith E. Lindner, Trustee under an Irrevocable Trust Indenture with Carl H. Lindner III dated 7-1-83.
Indirect #7   By Keith E. Lindner, Trustee under an Irrevocable Trust Indenture with Carl H. Lindner III and Martha S. Lindner dated 10-23-84.
Indirect #8   By Keith E. Lindner, Trustee under an Irrevocable Trust Indenture with Carl H. Lindner III and Martha S. Lindner dated 10-23-84.
Indirect #9   By Keith E. Lindner, Trustee under an Irrevocable Trust Indenture with Carl H. Lindner III and Martha S. Lindner dated 8-23-85.
Indirect #10   By Keith E. Lindner, Trustee under an Irrevocable Trust Indenture with Carl H. Lindner III and Martha S. Lindner dated 9-26-89.
Indirect #11   By Carl H. Lindner III Trustee of the Carl H. Lindner III 1997-1 Qualified Annuity Trust dated January 16, 1997.
Indirect #12   CHL Investments, LLC, a limited liability company directly or indirectly wholly-owned by the Reporting Person
Indirect #13   Blake B. Lindner.

**Intentional misstatements or omissions of facts constitute Federal Criminal violations	Karl J. Grafe ________ February 24, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	** Signature of Reporting Person Date
Carl H. Lindner III
Note: File three copies of this Form, one of which must be manually signed	By: Karl J. Grafe, as attorney-in-fact Page 2
If space provided is insufficient, see Instruction 6 for procedure	SEC 1474 (3/91